UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 6)*

Under the Securities Exchange Act of 1934

HC2 HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74443P104
(CUSIP Number)

Thomas A. Williams Executive Vice President & Chief Financial Officer HRG Group, Inc. 450 Park Avenue, 29th Floor New York, New York 10022 (212) 906-8555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74443P104	Page 1 of 4

1	NAME OF REPORTING PERSON HRG Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74443P104	Page 2 of 4

Item 1.    Security and Issuer.

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is being filed by the undersigned to amend the Schedule 13D filed on January 7, 2014, as amended by Amendment No. 1 filed on January 15, 2014,  Amendment No. 2 filed on May 23, 2014, Amendment No. 3 filed on November 28, 2014, Amendment No. 4 filed on June 29, 2015 and Amendment No. 5 filed on October 9, 2015 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.001 per share (the “Shares”), of HC2 Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 460 Herndon Parkway, Suite 150, Herndon, VA 20170.

Item 2.    Identity and Background.

No material change.

Item 3.    Source and Amount of Funds or Other Consideration.

No material change.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended by adding the following as the last paragraph thereof:

On October 15, 2015, HGI Funding, LLC (“HGI Funding”) sold all of its Shares pursuant to that certain Stock Purchase Agreement, dated October 9, 2015.

CUSIP No. 74443P104	Page 3 of 4

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety with the following:

(a, b, c) As of October 15, 2015, the Reporting Persons do not own any Shares.

(d) Not applicable

(e) As of October 15, 2015, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.    Material to be Filed as Exhibits.

None.

CUSIP No. 74443P104	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HRG GROUP, INC.
By:	/s/ Thomas A. Williams
	Name:	Thomas A. Williams
	Title:	Executive Vice President & Chief Financial Officer

October 15, 2015

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).